Corporate Office: 35 South Ocean Avenue, Patchogue, New York, 11772
Phone: 1-888-488-6882 Fax: 1-888-265-0498

January 20, 2014

Karl Hiller, Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Reference:	Bravo Enterprises Ltd. Form 10-K for the Fiscal Year ended December 31, 2012 Filed April 16, 2013 Form 10-Q for the Fiscal Quarter ended September 30, 2013 Filed November 19, 2013 File No.: 0-13577

Dear Mr. Hiller:

We received your letter of December 24, 2013 containing comments prepared by the Staff of the Securities and Exchange Commissions which pertain to the Form 10-K for the Fiscal Year ended December 31, 2012, filed April 16, 2013 and the Form 10-Q for the Fiscal Quarter ended September 30, 2013, November 19, 2013 and we hereby submit the following responses to the numbered comments.

Form 10-K for the Fiscal Year ended December 31, 2012
Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 17

1. We note that you have provided your management’s report on internal control over financial reporting to comply with Item 308(a) of Regulation S-K. However, Item 307 of Regulation S-K requires your certifying officers to also assess the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please disclose the conclusions reached by your certifying officers regarding the effectiveness of your disclosure controls and procedures.

The conclusions reached by our certifying officers regarding the effectiveness of our disclosure controls and procedure are stated below:

Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, the Company’s disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the SEC) (1) is recorded, processed, summarized and reported within the allowable time periods specified in the SEC’s rules and forms, and (2) is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

2. Please comply with Item 308(c) of Regulation S-K which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

The conclusion reached by our certifying officers regarding any change in internal control is stated below:

In addition, no change in the Company’s internal control over financial reporting occurred during the quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 10-Q for the Fiscal Quarter ended September 30, 2013
Controls and Procedures, page 19

3. We note your certifying officers evaluated the effectiveness of your disclosure controls and procedures as of September 30, 2013. Please disclose your certifying officers’ conclusion regarding the effectiveness of your disclosure controls and procedures to comply with Item 307 of Regulation S-K.

The conclusions reached by our certifying officers regarding the effectiveness of our disclosure controls and procedure are stated below:

Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2013, the Company’s disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the SEC) (1) is recorded, processed, summarized and reported within the allowable time periods specified in the SEC’s rules and forms, and (2) is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

We trust this is the additional information you require. If you require further information, disclosures or filing amendments, please advise.

Notwithstanding, the comments of the Commission, we acknowledge that:

● the company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention herein.

Yours truly,
Bravo Enterprises Ltd.

/s/: Matt Kelly
Matt Kelly
Chief Financial Officer

E-mail:  info@bravoenterprises.ws                          Website: www.bravoenterprises.ws